Exhibit 99.2

FOR IMMEDIATE RELEASE

DragonWave Announces Filing of Form 40-F

OTTAWA, Canada, May 4, 2011 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it has filed its Form 40-F with the U.S. Securities and Exchange Commission (SEC).  A copy of the Form 40-F is available on the DragonWave investor website at http://investor.dragonwaveinc.com/.

DragonWave shareholders may request a printed copy of the complete audited financial statements, free of charge, at http://investor.dragonwaveinc.com/contactus.cfm, or by regular mail at Shareholder Services, DragonWave Inc., 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262